

December 20, 2011

Via E-mail
Daniel J. Cancelmi
Senior Vice President and Controller
(Principal Accounting Officer)
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

     Re: **Tenet Healthcare Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             Form 10-Q for the Quarterly Period Ended September 30, 2011
             Filed November 1, 2011
             File No. 001-07293

Dear Mr. Cancelmi:

We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Critical Accounting Estimates
Provisions for Doubtful Accounts, page 73

1. Please provide us proposed disclosure to be included in future periodic reports to eliminate reference to a hypothetical decline in the self-pay collection rate. Include a reasonably likely sensitivity analysis to the effect on your provision for doubtful accounts.

Form 10-Q for the Quarterly Period Ended September 30, 2011
Notes to Condensed Consolidated Financial Statements
Note 1. Basis of Presentation
Net Operating Revenues, page 5

2. You recognized $50 million of Medicaid hospital and physician incentive payments as a result of The American Recovery and Reinvestment Act of 2009. Please provide us proposed disclosure to be included in future periodic reports of your income recognition accounting policy for these payments, and provide us your analysis demonstrating how your policy was met in the quarter in which income was recognized. Additionally, please provide us your analysis that supports classifying these amounts in the line item "net operating revenues" within your consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant